UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 52)*

Teléfonos de México, S.A.B. de C.V.

(Name of Issuer)

American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares (“L Shares”)
American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares (“A Shares”)

(Title of Class of Securities)

879403780 for L Share ADSs1
879403400 for A Share ADSs2

(CUSIP Number)

Rafael Robles Miaja
Bufete Robles Miaja, S.C.
Bosque de Alisos No. 47 A PB
Colonia Bosques de las Lomas
México 05120, Distrito Federal
(5255) 1105-1301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 12)

_______________________

1           CUSIP number is for the L Share ADSs only.  No CUSIP number exists for the underlying L Shares, since such shares are not traded in the United States.

2           CUSIP number is for the A Share ADSs only.  No CUSIP number exists for the underlying A Shares, since such shares are not traded in the United States.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9% of A Shares and 97.7% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9% of A Shares and 97.7% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9% of A Shares and 97.7% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF and PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9% of A Shares and 97.7% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9% of A Shares and 97.7% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9% of A Shares and 97.7% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF and PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9% of A Shares and 97.7% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) América Móvil, S.A.B. de C.V. (“AMX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF and WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,202,235 A Shares and 13,915,201,273 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9% of A Shares and 97.7% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer.

This Amendment No. 52 (the “Fifty-Second Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”), as subsequently amended, by the Reporting Persons (as defined below), with respect to the L Shares and A Shares of Teléfonos de México, S.A.B. de C.V. (the “Issuer”).  Capitalized terms used but not otherwise defined in this Fifty-Second Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate amount of funds required to purchase the 365,406,931 L Shares purchased by AMX was U.S. $291,988,229.  The aggregate amount of funds required to purchase the 33,086,004 A Shares purchased by AMX was U.S. $26,808,210.  The funds used to purchase these shares were obtained from the working capital of AMX.

Item 4.	Purpose of Transaction.

Delisting of Issuer from the New York Stock Exchange (“NYSE”) and the NASDAQ Capital Market (“NASDAQ”)

In press releases dated January 19, 2012, the Issuer announced that it would seek to delist its A Share ADSs from NASDAQ, and L Share ADSs from NYSE, respectively.  The Issuer stated that it would continue to be registered under the Act following its delisting, but intends to file a Form 15F with the Commission once it meets the criteria for terminating its reporting obligations under the Act.  On January 31, 2012, the Issuer filed a Form 25 notification with the Commission relating to the removal of its Series A Share ADSs from listing on NASDAQ.  Also on January 31, 2012, the NYSE filed a Form 25-NSE notification with the Commission relating to the removal of its Series L Share ADSs from listing on the NYSE.

Item 5.	Interest in Securities of the Issuer.

(a)           The Reporting Persons have, as of March 29, 2012, the following interests in the A Shares and L Shares:

	A Shares(1)		L Shares(2)
	Number	% of Class	Number	% of Class
Carlos Slim Helú(3)	184,202,235	50.9%	13,915,201,273	97.7%
Carlos Slim Domit(3)	184,202,235	50.9%	13,915,201,273	97.7%
Marco Antonio Slim Domit(3)	184,202,235	50.9%	13,915,201,273	97.7%
Patrick Slim Domit(3)	184,202,235	50.9%	13,915,201,273	97.7%
María Soumaya Slim Domit(3)	184,202,235	50.9%	13,915,201,273	97.7%
Vanessa Paola Slim Domit(3)	184,202,235	50.9%	13,915,201,273	97.7%
Johanna Monique Slim Domit(3)	184,202,235	50.9%	13,915,201,273	97.7%
AMX(4)	184,202,235	50.9%	13,915,201,273	97.7%

(1)	Based upon 361,823,758 A Shares outstanding as of March 29, 2012, as reported by the Mexican Stock Exchange. Includes A Shares held in the form of A Share ADSs.

(2)
Based upon 9,828,080,160 L Shares outstanding as of March 29, 2012, as reported by the Mexican Stock Exchange.  The total number of L Shares outstanding also includes L Shares held in the form of L Share ADSs.  In addition, L Share totals and percentages assume that all of the A Shares and 6,000,000,000 AA Shares held by AMX directly or indirectly through its subsidiary, CGT, which may be deemed to be beneficially owned by the Slim Family, have been converted into L Shares.  The maximum number of AA Shares that could, as of the date hereof, be converted to L Shares is 4,233,696,082.  The purchase of 8,605,663 L Shares by AMX, which was reported in Amendment No. 51 to the Schedule 13D filed by the Reporting Persons with the Commission on February 9, 2012, was cancelled due to a failure of the respective counterparties to these transactions to deliver such L Shares.  Accordingly, the total number of L Shares included herein has been reduced to reflect the cancellation of the acquisition of such L Shares.

(3)	Includes A Shares and L Shares beneficially owned through AMX by trusts for the benefit of the Slim Family.

(4)	Includes A Shares and L Shares beneficially owned through its subsidiary, CGT.

(b)           Because the Slim Family may be deemed to control, directly or indirectly, AMX, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares controlled by AMX.  Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the A Shares or L Shares owned by the Reporting Persons.

(c)           All transactions in A Shares and L Shares effected by the Reporting Persons for the period beginning 60 days prior to the event which requires the filing of this statement are listed in Schedule I.

(d)           All A Shares and L Shares owned by trusts for the benefit of the Slim Family may be deemed to be beneficially owned by each member of the Slim Family that is a beneficiary of such trusts.  Thus, beneficial ownership of A Shares and L Shares may be deemed to be shared by each member of the Slim Family.  Because the Slim Family may be deemed to control, directly or indirectly, AMX, the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares controlled by AMX.  Except as disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, A Shares or L Shares owned by the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to A Shares or L Shares.

Item 7.	Material to be Filed as Exhibits.

The Powers of Attorney for (i) the members of the Slim Family, filed as exhibits to the Form 4 filed by the Reporting Persons with the Commission on January 2, 2009 in respect of their ownership of equity shares in Bronco Drilling Company, Inc. and (ii) AMX, filed as an exhibit to Amendment No. 44 to the Schedule 13D filed by the Reporting Persons with the Commission on July 30, 2010, the Trust Agreement, including the Original Spanish Version and the English Translation, filed as exhibits to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons with the Commission on May 15, 2001 in respect of their ownership in equity shares of the Issuer and the Joint Filing Agreement filed as an exhibit to Amendment No. 45 to the Schedule 13D filed by the Reporting Persons with the Commission on November 18, 2010 in respect of their ownership in equity shares of the Issuer are all hereby incorporated herein by reference.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

________________________________ Carlos Slim Helú

________________________________ Carlos Slim Domit	By: /s/ Eduardo Valdés Acra Eduardo Valdés Acra Attorney-in-Fact April 10, 2012

________________________________ Marco Antonio Slim Domit

________________________________ Patrick Slim Domit

________________________________ María Soumaya Slim Domit

________________________________ Vanessa Paola Slim Domit

________________________________ Johanna Monique Slim Domit
________________________________
AMÉRICA MÓVIL, S.A.B. DE C.V.
________________________________

SCHEDULE I

For the period beginning 60 days prior to the event which requires the filing of this statement, the Reporting Persons set forth below effected the following transactions in A Shares and L Shares.  All such purchases and sales were effected by the Reporting Persons on the Mexican Stock Exchange unless otherwise indicated.  The prices below reflect the price paid (in US$) by the purchasers per A Share and L Share on the relevant trade date.  The U.S. dollar amount set forth below for purchases and sales effected on the Mexican Stock Exchange are based upon the Exchange Rate published by the Banco de México on the relevant trade date.

A Shares

Reporting Person	Type of Transaction	Trade Date	Number of A Shares	Price per Share US Dollars
América Móvil	Purchase	01/30/12	30,866	0.78
América Móvil	Purchase	01/31/12	14,800	0.78
América Móvil	Purchase	01/31/12	11,000	0.78
América Móvil	Purchase	01/31/12	33	0.78
América Móvil	Purchase	01/31/12	173	0.78
América Móvil	Purchase	01/31/12	10,820	0.78
América Móvil	Purchase	01/31/12	50,000	0.78
América Móvil	Purchase	02/01/12	241,420	0.78
América Móvil	Purchase	02/01/12	64,400	0.78
América Móvil	Purchase	02/02/12	14,300	0.78
América Móvil	Purchase	02/03/12	16,000	0.78
América Móvil	Purchase	02/08/12	300	0.79
América Móvil	Purchase	02/08/12	10	0.79
América Móvil	Purchase	02/09/12	100,000	0.80
América Móvil	Purchase	02/09/12	4,600	0.80
América Móvil	Purchase	02/10/12	88,000	0.80
América Móvil	Purchase	02/10/12	9,180	0.80
América Móvil	Purchase	02/16/12	12,000	0.79
América Móvil	Purchase	02/14/12	8,000	0.78
América Móvil	Purchase	02/15/12	3,554	0.78
América Móvil	Purchase	02/15/12	20,000	0.78
América Móvil	Purchase	02/15/12	340	0.78
América Móvil	Purchase	02/15/12	1,600	0.78
América Móvil	Purchase	02/16/12	4,000	0.78
América Móvil	Purchase	02/16/12	4,000	0.78
América Móvil	Purchase	02/16/12	15,000	0.78
América Móvil	Purchase	02/16/12	100	0.78
América Móvil	Purchase	02/17/12	258	0.78
América Móvil	Purchase	02/17/12	2,300	0.78
América Móvil	Purchase	02/20/12	1,000	0.78
América Móvil	Purchase	02/23/12	6,480	0.78
América Móvil	Purchase	02/21/12	5,840	0.78
América Móvil	Purchase	02/21/12	28,800	0.78
América Móvil	Purchase	02/21/12	10,200	0.79
América Móvil	Purchase	02/21/12	1,180	0.79
América Móvil	Purchase	02/23/12	2,000	0.79
América Móvil	Purchase	02/23/12	7,484	0.79
América Móvil	Purchase	02/24/12	10	0.79
América Móvil	Purchase	02/27/12	1	0.79
América Móvil	Purchase	02/28/12	19,045	0.78
América Móvil	Purchase	02/28/12	50,699	0.78
América Móvil	Purchase	02/28/12	400	0.78
América Móvil	Purchase	03/01/12	6,000	0.79
América Móvil	Purchase	03/01/12	20,300	0.79
América Móvil	Purchase	03/02/12	50,000	0.78
América Móvil	Purchase	03/02/12	14,000	0.78
América Móvil	Purchase	03/07/12	27	0.78
América Móvil	Purchase	03/08/12	4,053	0.77
América Móvil	Purchase	03/08/12	2,000	0.77
América Móvil	Purchase	03/08/12	40	0.77
América Móvil	Purchase	03/08/12	1,120	0.77
América Móvil	Purchase	03/08/12	6,800	0.77
América Móvil	Purchase	03/09/12	120	0.77
América Móvil	Purchase	03/09/12	19,500	0.77
América Móvil	Purchase	03/09/12	5,100	0.77
América Móvil	Purchase	03/14/12	24,757	0.79
América Móvil	Purchase	03/12/12	300	0.80
América Móvil	Purchase	03/15/12	24,600	0.79
América Móvil	Purchase	03/15/12	31,551,411	0.81
América Móvil	Purchase	03/16/12	5,100	0.81
América Móvil	Purchase	03/16/12	47,901	0.80
América Móvil	Purchase	03/16/12	650	0.80
América Móvil	Purchase	03/20/12	100,000	0.80
América Móvil	Purchase	03/20/12	271,000	0.80
América Móvil	Purchase	03/20/12	4,216	0.80
América Móvil	Purchase	03/20/12	2,160	0.80
América Móvil	Purchase	03/21/12	17,113	0.80
América Móvil	Purchase	03/22/12	430	0.80
América Móvil	Purchase	03/23/12	575	0.80
América Móvil	Purchase	03/23/12	9,951	0.80
América Móvil	Purchase	03/23/12	19,500	0.80
América Móvil	Purchase	03/23/12	14,000	0.80
América Móvil	Purchase	03/27/12	87	0.79
América Móvil	Purchase	03/29/12	3,000	0.80

L Shares

Reporting Person	Type of Transaction	Trade Date	Number of L Shares	Price per Share US Dollars
América Móvil	Purchase	01/30/12	2,267,921	0.79
América Móvil	Purchase	01/30/12	460	0.78
América Móvil	Purchase	01/30/12	6,389	0.80
América Móvil	Purchase	01/30/12	209,000	0.78
América Móvil	Purchase	01/30/12	3,205,940	0.78
América Móvil	Purchase	01/30/12	4,000	0.78
América Móvil	Purchase	01/30/12	1,000,000	0.78
América Móvil	Purchase	01/30/12	22,300	0.78
América Móvil	Purchase	01/30/12	46,299	0.78
América Móvil	Purchase	01/30/12	512,461	0.78
América Móvil	Purchase	01/30/12	487,539	0.78
América Móvil	Purchase	01/30/12	516,940	0.78
América Móvil	Purchase	01/30/12	1,045,521	0.78
América Móvil	Purchase	01/30/12	344,479	0.78
América Móvil	Purchase	01/30/12	50,000	0.78
América Móvil	Purchase	01/30/12	12,621	0.78
América Móvil	Purchase	01/30/12	1,542,900	0.78
América Móvil	Purchase	01/30/12	1,328,200	0.78
América Móvil	Purchase	01/30/12	1,446,020	0.78
América Móvil	Purchase	01/30/12	300,000	0.78
América Móvil	Purchase	01/31/12	202,251	0.80
América Móvil	Purchase	01/31/12	290,089	0.79
América Móvil	Purchase	01/31/12	129,800	0.78
América Móvil	Purchase	01/31/12	32,000	0.78
América Móvil	Purchase	01/31/12	4,685,517	0.78
América Móvil	Purchase	01/31/12	100,000	0.78
América Móvil	Purchase	02/01/12	1,032,031	0.79
América Móvil	Purchase	02/01/12	27,221	0.78
América Móvil	Purchase	02/01/12	247,024	0.78
América Móvil	Purchase	02/01/12	36,000	0.78
América Móvil	Purchase	02/01/12	900	0.78
América Móvil	Purchase	02/01/12	41,280	0.78
América Móvil	Purchase	02/01/12	32,000	0.78
América Móvil	Purchase	02/01/12	580,380	0.78
América Móvil	Purchase	02/01/12	4,889,820	0.78
América Móvil	Purchase	02/01/12	65,044	0.78
América Móvil	Purchase	02/02/12	2,022,398	0.78
América Móvil	Purchase	02/02/12	4,778,260	0.78
América Móvil	Purchase	02/02/12	492,062	0.78
América Móvil	Purchase	02/03/12	507,938	0.78
América Móvil	Purchase	02/03/12	40,000	0.78
América Móvil	Purchase	02/03/12	200	0.78
América Móvil	Purchase	02/03/12	16,100	0.78
América Móvil	Purchase	02/03/12	51,300	0.78
América Móvil	Purchase	02/03/12	40,000	0.78
América Móvil	Purchase	02/03/12	8,700	0.78
América Móvil	Purchase	02/03/12	41,300	0.78
América Móvil	Purchase	02/03/12	98,300	0.78
América Móvil	Purchase	02/03/12	1,700	0.78
América Móvil	Purchase	02/03/12	25,244	0.78
América Móvil	Purchase	02/03/12	100	0.78
América Móvil	Purchase	02/03/12	24,656	0.78
América Móvil	Purchase	02/03/12	23,070	0.78
América Móvil	Purchase	02/03/12	26,930	0.78
América Móvil	Purchase	02/03/12	247,726	0.78
América Móvil	Purchase	02/03/12	75,294	0.78
América Móvil	Purchase	02/03/12	21,660	0.78
América Móvil	Purchase	02/07/12	16,600	0.79
América Móvil	Purchase	02/07/12	79,971	0.79
América Móvil	Purchase	02/07/12	300	0.79
América Móvil	Purchase	02/07/12	100	0.79
América Móvil	Purchase	02/07/12	28,597	0.79
América Móvil	Purchase	02/07/12	245,000	0.79
América Móvil	Purchase	02/07/12	19,132	0.79
América Móvil	Purchase	02/07/12	5,968	0.79
América Móvil	Purchase	02/08/12	300	0.79
América Móvil	Purchase	02/08/12	100	0.79
América Móvil	Purchase	02/08/12	13,700	0.79
América Móvil	Purchase	02/08/12	8,300	0.79
América Móvil	Purchase	02/09/12	32,626	0.80
América Móvil	Purchase	02/09/12	50,000	0.80
América Móvil	Purchase	02/09/12	105,360	0.80
América Móvil	Purchase	02/09/12	150,000	0.80
América Móvil	Purchase	02/09/12	21,040	0.80
América Móvil	Purchase	02/09/12	6,000	0.80
América Móvil	Purchase	02/09/12	32,152	0.80
América Móvil	Purchase	02/09/12	4,000	0.80
América Móvil	Purchase	02/09/12	400	0.80
América Móvil	Purchase	02/09/12	100	0.80
América Móvil	Purchase	02/09/12	2,300	0.80
América Móvil	Purchase	02/10/12	819,774	0.80
América Móvil	Purchase	02/10/12	51,315	0.80
América Móvil	Purchase	02/10/12	19,999	0.80
América Móvil	Purchase	02/10/12	41,888	0.80
América Móvil	Purchase	02/10/12	1,300	0.80
América Móvil	Purchase	02/10/12	100	0.80
América Móvil	Purchase	02/10/12	145,800	0.80
América Móvil	Purchase	02/10/12	34,660	0.80
América Móvil	Purchase	02/10/12	6,253	0.80
América Móvil	Purchase	02/10/12	10,067	0.80
América Móvil	Purchase	02/10/12	9,500	0.80
América Móvil	Purchase	02/10/12	230,000	0.80
América Móvil	Purchase	02/10/12	433	0.80
América Móvil	Purchase	02/10/12	9,567	0.80
América Móvil	Purchase	02/10/12	3,100	0.80
América Móvil	Purchase	02/10/12	237,000	0.80
América Móvil	Purchase	02/10/12	333	0.80
América Móvil	Purchase	02/10/12	9,667	0.80
América Móvil	Purchase	02/10/12	2,100	0.80
América Móvil	Purchase	02/10/12	1,279,420	0.80
América Móvil	Purchase	02/10/12	16,288	0.79
América Móvil	Purchase	02/13/12	627,830	0.79
América Móvil	Purchase	02/13/12	17,627	0.79
América Móvil	Purchase	02/13/12	100	0.79
América Móvil	Purchase	02/13/12	25,000	0.79
América Móvil	Purchase	02/13/12	55,800	0.79
América Móvil	Purchase	02/13/12	43,540	0.79
América Móvil	Purchase	02/13/12	400	0.79
América Móvil	Purchase	02/13/12	9,500	0.79
América Móvil	Purchase	02/13/12	8,000	0.79
América Móvil	Purchase	02/13/12	80	0.79
América Móvil	Purchase	02/13/12	27,200	0.79
América Móvil	Purchase	02/13/12	27,200	0.79
América Móvil	Purchase	02/13/12	50,100	0.79
América Móvil	Purchase	02/13/12	3,080	0.79
América Móvil	Purchase	02/13/12	18,420	0.79
América Móvil	Purchase	02/14/12	18	0.79
América Móvil	Purchase	02/14/12	104,960	0.79
América Móvil	Purchase	02/14/12	87,221	0.79
América Móvil	Purchase	02/14/12	4,700	0.79
América Móvil	Purchase	02/14/12	7,700	0.78
América Móvil	Purchase	02/14/12	2,960	0.78
América Móvil	Purchase	02/14/12	6,160	0.78
América Móvil	Purchase	02/14/12	1,154	0.78
América Móvil	Purchase	02/14/12	4,000	0.78
América Móvil	Purchase	02/14/12	4,800	0.78
América Móvil	Purchase	02/14/12	33,060	0.78
América Móvil	Purchase	02/14/12	53,000	0.78
América Móvil	Purchase	02/14/12	72,000	0.78
América Móvil	Purchase	02/14/12	4,000	0.78
América Móvil	Purchase	02/14/12	400	0.78
América Móvil	Purchase	02/14/12	11,130	0.78
América Móvil	Purchase	02/14/12	49,636	0.78
América Móvil	Purchase	02/14/12	7,862	0.78
América Móvil	Purchase	02/14/12	20,000	0.78
América Móvil	Purchase	02/14/12	8,000	0.78
América Móvil	Purchase	02/15/12	54,472	0.79
América Móvil	Purchase	02/16/12	195,528	0.79
América Móvil	Purchase	02/16/12	1,649,391	0.78
América Móvil	Purchase	02/16/12	27,800	0.78
América Móvil	Purchase	02/16/12	40,000	0.78
América Móvil	Purchase	02/16/12	68	0.78
América Móvil	Purchase	02/17/12	4,590	0.78
América Móvil	Purchase	02/17/12	106,000	0.78
América Móvil	Purchase	02/20/12	68,694	0.78
América Móvil	Purchase	02/21/12	249,916	0.78
América Móvil	Purchase	02/21/12	4,800	0.79
América Móvil	Purchase	02/21/12	4,780	0.79
América Móvil	Purchase	02/21/12	600	0.79
América Móvil	Purchase	02/21/12	30,000	0.79
América Móvil	Purchase	02/21/12	10,400	0.79
América Móvil	Purchase	02/21/12	21,970	0.79
América Móvil	Purchase	02/21/12	1,780	0.79
América Móvil	Purchase	02/21/12	1,000	0.79
América Móvil	Purchase	02/22/12	6,984	0.79
América Móvil	Purchase	02/22/12	48,000	0.80
América Móvil	Purchase	02/22/12	17,240	0.80
América Móvil	Purchase	02/22/12	100	0.80
América Móvil	Purchase	02/22/12	38,600	0.80
América Móvil	Purchase	02/22/12	29,080	0.80
América Móvil	Purchase	02/22/12	58,900	0.80
América Móvil	Purchase	02/22/12	9,000	0.80
América Móvil	Purchase	02/22/12	150,000	0.80
América Móvil	Purchase	02/22/12	10,060	0.80
América Móvil	Purchase	02/22/12	100,000	0.80
América Móvil	Purchase	02/22/12	123,194	0.80
América Móvil	Purchase	02/22/12	25,379	0.80
América Móvil	Purchase	02/22/12	8,000	0.80
América Móvil	Purchase	02/23/12	33,276	0.78
América Móvil	Purchase	02/23/12	250,000	0.79
América Móvil	Purchase	02/23/12	250,000	0.79
América Móvil	Purchase	02/23/12	26,200	0.79
América Móvil	Purchase	02/23/12	50,000	0.79
América Móvil	Purchase	02/23/12	1,200	0.79
América Móvil	Purchase	02/23/12	1,200	0.79
América Móvil	Purchase	02/23/12	24,800	0.79
América Móvil	Purchase	02/23/12	224,000	0.79
América Móvil	Purchase	02/23/12	1,125	0.79
América Móvil	Purchase	02/23/12	248,875	0.79
América Móvil	Purchase	02/23/12	151,000	0.79
América Móvil	Purchase	02/23/12	249,000	0.79
América Móvil	Purchase	02/23/12	1,000	0.79
América Móvil	Purchase	02/23/12	249,000	0.79
América Móvil	Purchase	02/23/12	250,000	0.79
América Móvil	Purchase	02/23/12	1,480	0.79
América Móvil	Purchase	02/23/12	248,520	0.79
América Móvil	Purchase	02/23/12	1,480	0.79
América Móvil	Purchase	02/23/12	248,520	0.79
América Móvil	Purchase	02/23/12	1,480	0.79
América Móvil	Purchase	02/23/12	6,000	0.79
América Móvil	Purchase	02/23/12	292,520	0.79
América Móvil	Purchase	02/23/12	250,000	0.79
América Móvil	Purchase	02/23/12	7,480	0.79
América Móvil	Purchase	02/23/12	242,520	0.79
América Móvil	Purchase	02/23/12	68,440	0.79
América Móvil	Purchase	02/23/12	3,900	0.79
América Móvil	Purchase	02/23/12	11,000	0.79
América Móvil	Purchase	02/23/12	14,293	0.79
América Móvil	Purchase	02/23/12	11,226	0.79
América Móvil	Purchase	02/23/12	25,600	0.79
América Móvil	Purchase	02/23/12	1,000	0.79
América Móvil	Purchase	02/24/12	34,000	0.79
América Móvil	Purchase	02/24/12	40	0.79
América Móvil	Purchase	02/24/12	8,000	0.79
América Móvil	Purchase	02/24/12	16,000	0.79
América Móvil	Purchase	02/24/12	8,000	0.79
América Móvil	Purchase	02/24/12	8,080	0.79
América Móvil	Purchase	02/24/12	20,000	0.79
América Móvil	Purchase	02/24/12	54,453	0.79
América Móvil	Purchase	02/24/12	31,337	0.79
América Móvil	Purchase	02/24/12	16,000	0.79
América Móvil	Purchase	02/24/12	16,000	0.79
América Móvil	Purchase	02/24/12	8,000	0.79
América Móvil	Purchase	02/24/12	4,000	0.79
América Móvil	Purchase	02/27/12	1,500	0.79
América Móvil	Purchase	02/27/12	500	0.79
América Móvil	Purchase	02/27/12	249,500	0.79
América Móvil	Purchase	02/27/12	248,500	0.79
América Móvil	Purchase	02/27/12	23,600	0.78
América Móvil	Purchase	02/27/12	500	0.79
América Móvil	Purchase	02/27/12	76,500	0.79
América Móvil	Purchase	02/27/12	249,000	0.79
América Móvil	Purchase	02/27/12	215,500	0.79
América Móvil	Purchase	02/27/12	7,800	0.79
América Móvil	Purchase	02/27/12	15,000	0.79
América Móvil	Purchase	02/27/12	12,400	0.79
América Móvil	Purchase	02/27/12	8,000	0.79
América Móvil	Purchase	02/27/12	8,320	0.79
América Móvil	Purchase	02/27/12	100	0.79
América Móvil	Purchase	02/27/12	116,000	0.79
América Móvil	Purchase	02/27/12	8,000	0.79
América Móvil	Purchase	02/27/12	12,000	0.79
América Móvil	Purchase	02/27/12	2,000	0.79
América Móvil	Purchase	02/27/12	8,000	0.79
América Móvil	Purchase	02/27/12	8,000	0.79
América Móvil	Purchase	02/27/12	1,220	0.79
América Móvil	Purchase	02/27/12	20,160	0.79
América Móvil	Purchase	02/27/12	1	0.79
América Móvil	Purchase	02/27/12	41,394	0.79
América Móvil	Purchase	02/27/12	26,000	0.79
América Móvil	Purchase	02/28/12	94,975	0.78
América Móvil	Purchase	02/28/12	3,000	0.78
América Móvil	Purchase	02/28/12	30,000	0.78
América Móvil	Purchase	02/28/12	40,000	0.78
América Móvil	Purchase	02/28/12	6,000	0.78
América Móvil	Purchase	02/28/12	16,897	0.78
América Móvil	Purchase	02/28/12	10,720	0.78
América Móvil	Purchase	02/28/12	6,000	0.78
América Móvil	Purchase	02/28/12	28,000	0.78
América Móvil	Purchase	02/28/12	12,500	0.78
América Móvil	Purchase	02/28/12	40,000	0.78
América Móvil	Purchase	02/28/12	5,600	0.78
América Móvil	Purchase	02/28/12	3,900	0.78
América Móvil	Purchase	02/28/12	16,000	0.78
América Móvil	Purchase	02/28/12	40,000	0.78
América Móvil	Purchase	02/28/12	24,780	0.78
América Móvil	Purchase	02/28/12	9,080	0.78
América Móvil	Purchase	02/28/12	10,000	0.78
América Móvil	Purchase	02/28/12	77,574	0.78
América Móvil	Purchase	02/28/12	20,000	0.78
América Móvil	Purchase	02/28/12	600	0.78
América Móvil	Purchase	02/29/12	877,625	0.78
América Móvil	Purchase	02/29/12	68,640	0.78
América Móvil	Purchase	02/29/12	80,000	0.78
América Móvil	Purchase	02/29/12	6,000	0.78
América Móvil	Purchase	02/29/12	2,000	0.78
América Móvil	Purchase	02/29/12	14,704	0.78
América Móvil	Purchase	02/29/12	100,000	0.78
América Móvil	Purchase	02/29/12	40,000	0.78
América Móvil	Purchase	02/29/12	30,000	0.78
América Móvil	Purchase	02/29/12	10,400	0.78
América Móvil	Purchase	02/29/12	268,256	0.78
América Móvil	Purchase	02/29/12	250,000	0.78
América Móvil	Purchase	02/29/12	250,000	0.78
América Móvil	Purchase	02/29/12	72,204	0.78
América Móvil	Purchase	03/01/12	1	0.79
América Móvil	Purchase	03/01/12	100,000	0.79
América Móvil	Purchase	03/01/12	149,999	0.79
América Móvil	Purchase	03/01/12	1	0.79
América Móvil	Purchase	03/01/12	99,999	0.79
América Móvil	Purchase	03/01/12	5,481	0.79
América Móvil	Purchase	03/01/12	4,140	0.79
América Móvil	Purchase	03/01/12	100,000	0.79
América Móvil	Purchase	03/01/12	3,900	0.79
América Móvil	Purchase	03/01/12	50,000	0.79
América Móvil	Purchase	03/01/12	8,000	0.79
América Móvil	Purchase	03/01/12	47,000	0.79
América Móvil	Purchase	03/01/12	34,842	0.79
América Móvil	Purchase	03/01/12	20,440	0.79
América Móvil	Purchase	03/01/12	20,000	0.79
América Móvil	Purchase	03/01/12	18,082	0.79
América Móvil	Purchase	03/02/12	6,690	0.79
América Móvil	Purchase	03/02/12	7,500	0.79
América Móvil	Purchase	03/02/12	14,592	0.79
América Móvil	Purchase	03/02/12	20,644	0.78
América Móvil	Purchase	03/05/12	29,600	0.79
América Móvil	Purchase	03/05/12	5,809	0.79
América Móvil	Purchase	03/05/12	37,190	0.78
América Móvil	Purchase	03/05/12	10,000	0.78
América Móvil	Purchase	03/05/12	10,000	0.78
América Móvil	Purchase	03/05/12	10,000	0.78
América Móvil	Purchase	03/05/12	10,000	0.78
América Móvil	Purchase	03/05/12	31,707	0.78
América Móvil	Purchase	03/05/12	6,480	0.78
América Móvil	Purchase	03/05/12	9,827	0.78
América Móvil	Purchase	03/05/12	16,160	0.78
América Móvil	Purchase	03/05/12	7,800	0.78
América Móvil	Purchase	03/05/12	323	0.78
América Móvil	Purchase	03/06/12	1,041,260	0.79
América Móvil	Purchase	03/06/12	2,300	0.78
América Móvil	Purchase	03/06/12	20,000	0.78
América Móvil	Purchase	03/06/12	90,000	0.78
América Móvil	Purchase	03/06/12	69,700	0.78
América Móvil	Purchase	03/06/12	16,540	0.78
América Móvil	Purchase	03/06/12	10,820	0.78
América Móvil	Purchase	03/06/12	20,000	0.78
América Móvil	Purchase	03/06/12	22,540	0.78
América Móvil	Purchase	03/06/12	7,200	0.78
América Móvil	Purchase	03/06/12	60,000	0.78
América Móvil	Purchase	03/06/12	10,000	0.78
América Móvil	Purchase	03/06/12	14,000	0.78
América Móvil	Purchase	03/06/12	200,000	0.78
América Móvil	Purchase	03/06/12	15,027	0.78
América Móvil	Purchase	03/06/12	23,745	0.78
América Móvil	Purchase	03/06/12	25,000	0.78
América Móvil	Purchase	03/06/12	25,000	0.78
América Móvil	Purchase	03/06/12	25,000	0.78
América Móvil	Purchase	03/06/12	25,000	0.78
América Móvil	Purchase	03/06/12	25,000	0.78
América Móvil	Purchase	03/06/12	25,000	0.78
América Móvil	Purchase	03/06/12	25,000	0.78
América Móvil	Purchase	03/07/12	65,480	0.78
América Móvil	Purchase	03/07/12	98,000	0.78
América Móvil	Purchase	03/07/12	110,000	0.78
América Móvil	Purchase	03/07/12	3,556	0.78
América Móvil	Purchase	03/07/12	68,617	0.78
América Móvil	Purchase	03/08/12	130,960	0.77
América Móvil	Purchase	03/08/12	41,360	0.77
América Móvil	Purchase	03/08/12	4,800	0.77
América Móvil	Purchase	03/08/12	3,364	0.77
América Móvil	Purchase	03/09/12	557,740	0.77
América Móvil	Purchase	03/09/12	20,998	0.77
América Móvil	Purchase	03/09/12	83,280	0.77
América Móvil	Purchase	03/09/12	39,000	0.77
América Móvil	Purchase	03/09/12	5,000	0.77
América Móvil	Purchase	03/09/12	60,588	0.77
América Móvil	Purchase	03/09/12	80,000	0.77
América Móvil	Purchase	03/12/12	727,995	0.78
América Móvil	Purchase	03/12/12	25,000	0.80
América Móvil	Purchase	03/12/12	405,400	0.80
América Móvil	Purchase	03/12/12	10,300	0.80
América Móvil	Purchase	03/12/12	25,000	0.80
América Móvil	Purchase	03/12/12	4,000	0.80
América Móvil	Purchase	03/12/12	3,490	0.80
América Móvil	Purchase	03/12/12	16,710	0.80
América Móvil	Purchase	03/12/12	100	0.80
América Móvil	Purchase	03/12/12	150,000	0.80
América Móvil	Purchase	03/12/12	4,825,700	0.80
América Móvil	Purchase	03/12/12	301,838,360	0.80
América Móvil	Purchase	03/12/12	232,840	0.80
América Móvil	Purchase	03/12/12	100	0.80
América Móvil	Purchase	03/12/12	100,100	0.80
América Móvil	Purchase	03/12/12	100	0.80
América Móvil	Purchase	03/12/12	70,000	0.80
América Móvil	Purchase	03/12/12	100	0.80
América Móvil	Purchase	03/12/12	100,000	0.80
América Móvil	Purchase	03/12/12	30,000	0.80
América Móvil	Purchase	03/12/12	56,689	0.80
América Móvil	Purchase	03/12/12	40,000	0.80
América Móvil	Purchase	03/12/12	120,000	0.80
América Móvil	Purchase	03/12/12	26,400	0.80
América Móvil	Purchase	03/12/12	320,000	0.80
América Móvil	Purchase	03/12/12	44,000	0.80
América Móvil	Purchase	03/12/12	8,000	0.80
América Móvil	Purchase	03/12/12	5,000	0.80
América Móvil	Purchase	03/12/12	2,800	0.80
América Móvil	Purchase	03/12/12	4,400	0.80
América Móvil	Purchase	03/12/12	1,111	0.80
América Móvil	Purchase	03/12/12	20,000	0.80
América Móvil	Purchase	03/12/12	43,719	0.80
América Móvil	Purchase	03/12/12	10,000	0.80
América Móvil	Purchase	03/12/12	19,340	0.80
América Móvil	Purchase	03/12/12	15,000	0.80
América Móvil	Purchase	03/13/12	17,421	0.80
América Móvil	Purchase	03/14/12	58,995	0.79
América Móvil	Purchase	03/15/12	9,000	0.80
América Móvil	Purchase	03/15/12	61	0.80
América Móvil	Purchase	03/16/12	150,100	0.80
América Móvil	Purchase	03/16/12	6,000	0.80
América Móvil	Purchase	03/16/12	60,000	0.80
América Móvil	Purchase	03/16/12	6,500	0.80
América Móvil	Purchase	03/16/12	82,685	0.80
América Móvil	Purchase	03/16/12	71,891	0.80
América Móvil	Purchase	03/16/12	976	0.80
América Móvil	Purchase	03/16/12	100	0.80
América Móvil	Purchase	03/16/12	9,100	0.80
América Móvil	Purchase	03/16/12	100	0.80
América Móvil	Purchase	03/16/12	43	0.80
América Móvil	Purchase	03/16/12	8,500	0.80
América Móvil	Purchase	03/16/12	8,600	0.80
América Móvil	Purchase	03/16/12	8,700	0.80
América Móvil	Purchase	03/16/12	9,000	0.80
América Móvil	Purchase	03/16/12	8,300	0.80
América Móvil	Purchase	03/16/12	9,300	0.80
América Móvil	Purchase	03/16/12	9,300	0.80
América Móvil	Purchase	03/16/12	8,600	0.80
América Móvil	Purchase	03/16/12	8,000	0.80
América Móvil	Purchase	03/16/12	7,900	0.80
América Móvil	Purchase	03/16/12	8,000	0.80
América Móvil	Purchase	03/16/12	1,600	0.80
América Móvil	Purchase	03/16/12	1,500	0.80
América Móvil	Purchase	03/16/12	1,700	0.80
América Móvil	Purchase	03/16/12	1,600	0.80
América Móvil	Purchase	03/16/12	1,600	0.80
América Móvil	Purchase	03/16/12	1,600	0.80
América Móvil	Purchase	03/16/12	2,100	0.80
América Móvil	Purchase	03/16/12	3,500	0.80
América Móvil	Purchase	03/21/12	6,967	0.79
América Móvil	Purchase	03/23/12	110,000	0.80
América Móvil	Purchase	03/23/12	24,998	0.80
América Móvil	Purchase	03/26/12	92,506	0.79
América Móvil	Purchase	03/26/12	15,151	0.79
América Móvil	Purchase	03/27/12	78,271	0.79
América Móvil	Purchase	03/27/12	3,054	0.79
América Móvil	Purchase	03/28/12	2,922	0.80